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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Chicago Pizza & Brewery, Inc.
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                                (Name of Issuer)

                            Common Stock, no par value
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                           (Title of Class of Securities)

                                   167889104
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                                (CUSIP Number)

                                Gary S. Mendoza
                               Riordan & McKinzie
                       300 South Grand Avenue, Suite 2900
                      Los Angeles, CA  90071 (213) 629-4824
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 February 11, 1999
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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (10-97)

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CUSIP No.  167889104
--------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Alex Meruelo; La Pizza Loca, Inc.; 95-4238101
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 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   X
      (b)
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 3.    SEC Use Only

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 4.    Source of Funds (See Instructions)PF (for Alex Meruelo); WC (for La
       Pizza Loca, Inc.)
       PF (for Alex Meruelo); WC (for La Pizza Loca, Inc.)
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 5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)

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 6.    Citizenship or Place of OrganizationAlex Meruelo, USA citizen La Pizza
       Loca, Inc., Calif. corporation
       Alex Meruelo, USA citizen
       La Pizza Loca, Inc., Calif. corporation
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 Number of     7.  Sole Power
  Voting             Alex Meruelo--525,000 shares La Pizza Loca, Inc.--0 shares
  Shares      ------------------------------------------------------------------
Beneficially   8.  Shared Voting Power
 Owned by           Alex Meruelo--341,000 shares La Pizza Loca, Inc.--
   Each               341,000 shares
 Reporting    ------------------------------------------------------------------
Person With    9. Sole Dispositive Power
                  Alex Meruelo--525,000 shares La Pizza Loca, Inc.--0 shares
--------------------------------------------------------------------------------
10.  Shared Dispositive Power
     Alex Meruelo--341,000 shares La Pizza Loca, Inc.--341,000 shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     Alex Meruelo--866,000 shares; La Pizza Loca--341,000 shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     Alex Meruelo--IN; La Pizza Loca, Inc.--CO
--------------------------------------------------------------------------------

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date   February 18, 1999                   February 18, 1999


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Signature

    /s/ Alex Meruelo             /s/ Alex Meruelo
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    Alex Meruelo                 Alex Meruelo, President, La Pizza Loca, Inc.
    Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                       2
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                            STATEMENT ON SCHEDULE 13D

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D dated December 14, 1998, and Amendment No. 1 thereto dated January 5, 1999, and filed by Alex Meruelo, an individual and United States citizen ("Meruelo"), and La Pizza Loca, Inc., a California corporation ("La Pizza Loca") relating to the shares of Common Stock, no par value (the "Common Stock") of Chicago Pizza & Brewery, Inc., a California corporation (the "Company"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the initial filing.

ITEM 3 SOURCE AND AMOUNT OF FUNDS

Item 3 is hereby amended to add the following:

     Meruelo's purchases of shares of Common Stock reported in this Statement and summarized on Exhibit 5 were financed through the use of personal funds. La Pizza Loca's purchases of shares of Common Stock reported in this Statement and summarized on Exhibit 5 were financed through the use of La Pizza Loca's working capital.

ITEM 5 INTEREST IN THE SECURITIES OF THE ISSUER

Item 5 is hereby amended to add the following:

     Exhibit 5 attached hereto sets forth the date, number of shares purchased on such date and the relevant purchase price for (i) the 51,000 shares of Common Stock that Meruelo has purchased (ii) and the 341,000 shares of Common Stock that La Pizza Loca has purchased, in each case since December 14, 1998, the date of Meruelo's and La Pizza Loca's initial filing of the Statement on Schedule 13D. As a result of such purchases, Meruelo and Pizza Loca are collectively the beneficial holders of approximately 13.5% of the Company's outstanding Common Stock. A copy of the joint acquisition statement required by Rule 13d-1(f) is attached to this Statement as Exhibit 6.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

      See Exhibits 5 and 6 attached hereto.

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